Exhibit 19.1

STRATA SKIN SCIENCES, INC.

Title:	INSIDER TRADING POLICY	Policy #: COM: 004
Department Ownership:	Compliance
Approved by and Title:	Board of Directors
Initial Issue Date:	November 4, 2015	Revised Date: October 30, 2024

SCOPE

“STRATA” (the “Company”) as used throughout this Policy, refers to the entire Corporate Group and is meant to include all subsidiaries and business offices of the Parent Company, both domestic and international, and all individuals employed therein. This Policy is applicable to any person or entity acting on behalf of or representing the Company. This includes any board member, executive, officer, manager, supervisor, employee, agent (including temporary employee or independent contractor/subcontractor) or affiliate of the Parent Company or any of its Subsidiaries worldwide. All individuals subject to this Policy are expected to read and sign it acknowledging their receipt and understanding of the contents herein.

INTRODUCTION

STRATA Skin Sciences, Inc. has a strict policy against insider-trading. STRATA does not allow or condone the illegal actions of any board member, executive, director, officer, manager, supervisor, employee, agent or affiliate of the Company related to the insider-trading of the Company’s securities. Under United States securities laws, it is a crime to buy or sell securities of a company (including stocks or bonds) while in possession of material, non-public information about the company. Furthermore, it is a crime to pass on such information to others, who use it for personal profit, if the information was obtained in the course of one’s employment and disclosure violates a duty (of confidentiality or otherwise) owed to the employer.

This Policy applies to all transactions in the Company’s securities. The terms and guidelines set forth in this Policy apply to those who receive or have access to material non-public information (as defined below) regarding the Company. This Policy also applies to any person who receives material non-public information from any Insider. It is possible for any employee to be an Insider from time to time, and to be subject to this policy at those times.

DEFINITIONS

Insider: Means any board member, executive, director, officer, manager, supervisor, employee, agent or affiliate of the Company, their immediate families and other family members living in the board member, executive etc. homes. Any person who possesses material non-public information regarding the Company is an Insider for so long as the information is not publicly known. Insiders of the Company may vary from time to time and will typically include those persons who, because of the nature of their responsibilities, are or are likely to become aware of important Company information.

Material Non-Public Information: Means, generally, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities (in short, any information that could reasonably be expected to affect the price of the securities).